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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____#2______)*

                        CHOICE HOTELS INTERNATIONAL, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   169905-10-6
                         -------------------------------
                                 (CUSIP Number)

                       Christine A. Shreve - 301-881-9854
              11810 Parklawn Drive, Suite 200, Rockville, MD 20852
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 169905-10-6                 13D                            Page 2 of 4


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

        Stewart Bainum                      Jane Bainum
        S.S.#: ###-##-####                  S.S.#: ###-##-####

2    Check the Appropriate Box if a Member of a Group*
     (a)  (X )     (b)  (  )

3    SEC Use Only

4    Source of Funds
        N/A

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
        2(C) or 2(E)                 (  )

6    Citizenship or Place of Organization
        USA

Number of Shares Beneficially
  Owned by Each Reporting Person with:

     7    Sole Voting Power             5,101,697

     8    Shared Voting Power           3,569,365

     9    Sole Dispositive Power        5,101,697

     10   Shared Dispositive Power      3,569,365


11   Aggregate Amount Beneficially Owned by Each Reporting Person
        8,671,062

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)
        22.8%

14   Type of Reporting Person
        IN

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CUSIP No. 169905-10-6                 13D                            Page 3 of 4


Item 1.           Security and Issuer

                  (a)      Name of Issuer:
                           Choice Hotels International, Inc.
                  (b)      Address of Issuer's Principal Executive Offices:
                           10750 Columbia Pike
                           Silver Spring, MD  20901
                  (c)      Title and Class of Securities:
                           Common Stock

Item 2.           Identity and Background

                  (a)      Name:
                           Stewart Bainum
                           Jane Bainum
                  (b)      Business Address:
                           10770 Columbia Pike, Suite 100
                           Silver Spring, MD  20901
                  (c)      Present Principal Employment:
                           President, Realty Investment Company, Inc.
                           10770 Columbia Pike, Suite 100
                           Silver Spring, MD  20901
                  (d)      Record of Convictions:
                           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
                  (e)      Record of Civil Proceedings:
                           During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)      Citizenship:
                           Reporting Person is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

                  N/A

Item 4.           Purpose of Transaction

                  250,000 shares were given to a public charity. In addition, 191,203 shares were sold by the Reporting Person to the Issuer. Additional shares were sold in the public market.

Item 5.           Interest in Securities of the Issuer

                  (a)      Amount and percentage beneficially owned:
                           Reporting Person:
                           8,671,062 shares, including 4,189,786 shares held directly by the Stewart Bainum Declaration of Trust ("SB Trust"), of which Mr. Bainum is the sole trustee and beneficiary; 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the SB Trust and the Jane L. Bainum Declaration of Trust ("JB Trust")are stockholders and Mr. Bainum is President and Chairman of the Board of Directors and has shared voting authority; 112,200 shares held by Cambridge Investment Co. LLC, a family investment entity of which Mr. Bainum is the Managing Member and has sole voting authority; and 1,496 shares held by the Commonweal Foundation of which Mr. Bainum is Chairman of the Board of Directors and has shared voting authority. Also includes 798,711 shares held by the JB Trust, the sole trustee and beneficiary of which is Mr. Bainum's wife.

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CUSIP No. 169905-10-6                 13D                            Page 4 of 4



                           Also includes 1,000 shares which Mr. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within sixty days.

                  (b)      Number of shares as to which such person has:

                           (i)   Sole Voting Power            5,101,697

                           (ii)  Shared Voting Power          3,569,365

                           (iii) Sole Dispositive Power       5,101,697

                           (iv)  Shared Dispositive Power     3,569,365


                  (c) A schedule of transactions effected in the last sixty days is as follows:
                           Sold     2,000   shares   08/21/02   $24.0000
                           Sold       200   shares   08/21/02   $24.0000
                           Sold     6,500   shares   08/22/02   $24.0308
                           Sold     4,000   shares   08/22/02   $24.1450
                           Sold     9,600   shares   08/23/02   $24.0041
                           Sold     2,000   shares   08/23/02   $24.0000
                           Sold    24,800   shares   08/26/02   $24.0347
                           Sold       700   shares   08/27/02   $24.0000
                           Sold    12,400   shares   09/04/02   $24.0000
                           Sold     5,585   shares   09/05/02   $24.0223
                           Sold   191,203   shares   09/12/02   $24.0000
                           Sold       900   shares   09/12/02   $24.0000
                           Sold       800   shares   10/02/02   $24.0000

                           Options Exercised:

                                      585   shares   09/05/02   $16.4880
                                    5,000   shares   09/05/02   $17.6250

                           Shares Donated to charity:

                                  250,000   shares   10/03/02     N/A

                  (d) Ownership of more than five percent on behalf of Another Person:

                           To the extent that shares of the issuer identified in
                           Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

                  (e)      Ownership of Less than Five Percent:
                           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
                  Not applicable.


Item 7.           Material to be Filed as Exhibits
                  None

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 2002
                                            /s/ Stewart Bainum
                                            -----------------
                                            Stewart Bainum


                                            /s/ Jane Bainum
                                            -----------------
                                            Jane Bainum